

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2022

Patrick McMahon
Chief Executive Officer
Public Company Management Corporation
9340 Wilshire Boulevard, Suite 203
Beverly Hills, CA 90212

> **Re: Public Company Management Corporation**
> **Amendment No. 3 to Registration Statement on Form 10-12G**
> **Filed October 25, 2022**
> **File No. 000-50098**

Dear Patrick McMahon:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 19, 2022 letter.

Amendment No. 3 to Form 10-12G filed October 25, 2022

Directors, Executive Officers, Promoters and Control Persons
Conflicts of Interest, page 20

1. We note your response to comment 1, including the disclosure on page 21 that Mr. McMahon's primary business activities are as a consultant and independent contractor in the legal cannabis industry. However, we also note your statement that the company's management and the manager and members of Repository Services LLC "are now and may in the future become shareholders, officers or directors of other companies which may be engaged in business activities similar to those conducted by the Company." Therefore, please revise to disclose the entities to which Mr. McMahon and Repository Services LLC currently have fiduciary duties or contractual obligations.

　　　　We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　You may contact Peter McPhun at 202-551-3581 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Brigitte Lippmann at 202-551-3713 with any other questions.

　　　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　　　　　　Office of Real Estate & Construction

cc:　　　Ron Stauber